Exhibit 12.1

Statement of Computation of Ratio of Fixed Charges and Preferred Dividends to Earnings

		Year Ended December 31,
Earnings	Three Months Ended March 31, 2013	2012	2011	2010

Net income (loss)	$2,289,886	$7,892,613	$9,656,321	$(400,921)
Less:
Equity in earnings from unconsolidated joint ventures	(231,194)	(1,697,980)	(1,458,249)	(38,013)
Plus:
Fixed charges	3,845,877	11,430,172	6,328,952	324,126
Distribution of cumulative earnings from unconsolidated joint venture	-	686,017	1,513,090	390,000
Less:
Interest capitalized	(20,726)	(50,315)	(103,868)	-

Total Earnings	$5,883,843	$18,260,507	$15,936,246	$275,192

Fixed Charges	Three Months Ended March 31, 2013		2012		2011		2010
Interest expense	$3,229,832		$9,185,680		$4,193,966		$103,833
Capitalized interest	20,726		50,315		103,868		-
Amortization of financing costs	595,319		2,194,177		2,031,118		220,293
Total Fixed Charges	$3,845,877		$11,430,172		$6,328,952		$324,126
Ratio of earnings to fixed charges	1.53	x	1.60	x	2.52	x	0.85	x
Ratio of earnings to combined fixed charges and preferred dividend	1.53	x	1.60	x	2.52	x	0.85	x